Exhibit 99.116

Consent of Patrick Perez

The undersigned hereby consents to the use of their report (the “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project”), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of Nouveau Monde Graphite Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	Technical Report entitled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project”, issue date of December 10, 2018 and effective date of July 10, 2018;

(b)	Annual Information Form for the year ended December 31, 2019; and

(c)	Annual Information Form for the year ended December 31, 2020.

By:	/s/ Patrick Perez
Patrick Perez, P. Eng., M. Sc., Manager Mining Engineering
Met-Chem / DRA Americas Inc.

Dated: May 14, 2021